SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001 or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file number 1-41

DOMINICK’S FINER FOODS, INC. 401(k) RETIREMENT PLAN
FOR UNION EMPLOYEES

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

SAFEWAY INC.

5918 Stoneridge Mall Road, Pleasanton, California, 94588-3229

(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive officer)

DOMINICK’S FINER FOODS, INC. 401(k) RETIREMENT PLAN

FOR UNION EMPLOYEES

REQUIRED INFORMATION

1.	Not required to be furnished by the plan.

2.	Not required to be furnished by the plan.

3.	Not applicable.

4.	Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto as Exhibit A.

EXHIBITS

Exhibit A. Plan financial statements and schedules.

Exhibit B. Consent of Independent Auditors.

2

DOMINICK’S FINER FOODS, INC. 401(k) RETIREMENT PLAN

FOR UNION EMPLOYEES

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2002	By:	/s/ David F. Bond

David F. Bond Benefit Plans Committee Member

June 28, 2002	By:	/s/ Dick W. Gonzales

Dick W. Gonzales Benefit Plans Committee Member

3

Dominick’s Finer Foods, Inc.
401(k) Retirement Plan for
Union Employees

Financial Statements as of
December 31, 2001 and 2000 and for the
Year Ended December 31, 2001,
Supplemental Schedule as of
December 31, 2001 and
Independent Auditors’ Report

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR UNION EMPLOYEES

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2001	8

Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS’ REPORT

Plan Administrator
Dominick’s Finer Foods, Inc.
401(k) Retirement Plan for Union Employees:

We have audited the accompanying statements of net assets available for benefits of Dominick’s Finer Foods, Inc. 401(k) Retirement Plan for Union Employees (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 22, 2002

Deloitte
Touche
Tohmatsu

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000

INVESTMENTS (Note 3):
Guaranteed Income Account	$66,956,370	$57,526,572
S&P 500 Stock Index Account	22,257,581	28,048,314
Fidelity Advisor Growth Opportunities Account	14,181,699	18,103,925
Credit Suisse International Equity Account	3,940,080	5,729,256
Balanced Income/Wellington Management Account	10,732,690	11,577,496
CIGNA Lifetime Fund Accounts	5,332,953	5,381,650
Safeway Stock Account	2,985,394	3,009,878
Participant loans	5,450,512	5,520,563

Total investments	131,837,279	134,897,654
UNINVESTED CASH	3,656	2,071

NET ASSETS AVAILABLE FOR BENEFITS	$131,840,935	$134,899,725

See notes to financial statements.

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR UNION EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Contributions:
Participant	$10,112,323
Rollover	81,867

10,194,190
Transfers from Nonunion plan	143,518
Interest from participant loans	475,220
Investment income — interest	3,979,930

Total additions	14,792,858
DEDUCTIONS:
Net depreciation in fair value of investments (Note 3)	9,006,280
Distributions to participants	8,062,741
Transfers to Nonunion plan	739,356
Administrative expenses	43,271

Total deductions	17,851,648

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS	(3,058,790)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	134,899,725

End of year	$131,840,935

See notes to financial statements.

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR UNION EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2001 and 2000

1.	DESCRIPTION OF THE PLAN

The following description of the Dominick’s Finer Foods, Inc. 401(k) Retirement Plan for Union Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan available to Dominick’s Finer Foods, Inc. (the “Company”) union employees who have attained age 18 and completed six months of employment. In November 1998, the Company was acquired by Safeway, Inc., which assumed sponsorship of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Trustee - The Plan has a trust fund administered under the terms of a trust agreement, as amended, between the Company and the Connecticut General Life Insurance Company (“Trustee”), dated January 1, 1993. Transactions of the Plan have been executed by the Trustee under the terms of the trust agreement. The Trustee keeps account of all investments, receipts and disbursements, and other transactions and provides the Company with reports detailing such information.

Contributions - The Plan is funded through participant contributions. Each year participants contribute through payroll deductions up to 18% of their gross payroll subject to IRS limitations.

Transfers from/Transfers to Nonunion Plan - When a participant transfers to or from a union position to or from a nonunion position in the Company, the participant’s account balance is transferred to or from the Plan to or from the Dominick’s Finer Foods, Inc. 401(k) Retirement Plan for Nonunion Employees or its successor plan (“Nonunion Plan”).

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and allocations of Plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are fully vested in their account balances.

Investment Options - Participants direct the investment of contributions and their account balance into various investment options offered by the Plan. The Plan currently offers seven investment options including five mutual funds, a guaranteed income account and the common stock of Safeway, Inc., the Plan’s sponsor. The guaranteed income account invests in a pooled fund consisting of Connecticut General Life Insurance Company guaranteed long-term account. This account is fully benefit-responsive. The guaranteed interest rate was 6.58% as of and for the years ended December 31, 2001 and 2000.

Payment of Benefits - On termination of service due to death, disability, or retirement, a participant can elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a five-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Loans - a participant must be actively employed to apply for a loan. The maximum amount a participant may borrow is 50% of his or her entire vested interest to $50,000. The interest rate is equal to the prime rate as reported in The Wall Street Journal plus 1%. Loans are considered in default if payment (principal and interest) due is not received within a 90-day grace period. A defaulted loan will be treated as a distribution. Loans are secured by the balance in the participant’s account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan are prepared on the accrual method of accounting.

Valuation of Investments - Unit values of the common trust accounts are stated at market value, as reported by the Trustee. The Safeway, Inc. common is stated at quoted market price. The guaranteed income account is stated at contract cost, which is cost plus accrued interest. Participant loans are stated at cost, which approximates fair value.

Expenses of the Plan - Certain administrative expenses of the Plan are paid by the Company.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and that affect additions and deductions during the period reported. Actual results could differ from those estimates. Investment securities in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Benefits Payable - Benefit payments to participants are recorded upon distribution. There were no amounts attributed to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2001 and 2000.

3.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits at December 31, 2001 and 2000 are as follows:

	2001	2000
Common trust accounts:
CIGNA:
Guaranteed Income Account	$66,956,370	$57,526,572
S&P 500 Stock Index Account	22,257,581	28,048,314
Fidelity Advisor Growth Opportunities Account	14,181,699	18,103,925
Balanced Income/Wellington Management Account	10,732,690	11,577,496

During 2001, the Plan’s investments (including realized and unrealized gains and losses) depreciated in value by $9,006,280 as follows:

CIGNA Common trust accounts:
S&P 500 Stock Index Account	$3,383,056
Fidelity Advisor Growth Opportunities Account	2,663,339
Credit Suisse International Equity Account	1,168,400
Balanced Income/Wellington Management Account	303,359
CIGNA Lifetime Fund Accounts	339,789
Safeway Inc. common stock	1,148,337

Net depreciation in investments	$9,006,280

4.	PLAN TERMINATION

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974.

5.	TAX STATUS

The Plan obtained its latest determination letter, dated August 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The plan administrator and Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED-PARTY TRANSACTIONS

Plan investments included common stock of Safeway, Inc., the Plan’s Sponsor.

Certain Plan investments are shares of common trust accounts managed by CIGNA Retirement and Investment Services (“CIGNA”). CIGNA is an affiliate of the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2001	2000
Net assets available for benefits per financial statements	$131,840,935	$134,899,725
Deemed distributions of participant loans in default	101,376	132,917

Net assets available for benefits per Form 5500	$131,739,559	$134,766,808

Deemed distributions of participant loans in default were loans in default at year-end but not distributed from the Plan at year-end.

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2001
Net decrease in assets available for benefits per the financial statements	$(3,058,790)
2000 deemed distributions, distributed in 2001	59,171
2001 deemed distributions	(27,630)

Net decrease in assets available for benefits per Form 5500	$(3,027,249)

* * * * *

DOMINICK’S FINER FOODS, INC.
401(k) RETIREMENT PLAN FOR UNION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

	Number of	Current
	Units	Value
COMMON TRUST ACCOUNTS:
CIGNA:
* Guaranteed Income Account	$1,724,655	$66,956,370
* S&P 500 Stock Index Account	355,073	22,257,581
* Fidelity Advisor Growth Opportunities Account	252,885	14,181,699
* Credit Suisse International Equity Account	195,205	3,940,080
* Balanced Income/Wellington Management Account	293,126	10,732,690
* Lifetime 20 Account	68,698	1,498,227
* Lifetime 30 Account	53,887	1,168,851
* Lifetime 40 Account	57,300	1,179,744
* Lifetime 50 Account	51,587	1,038,418
* Lifetime 60 Account	23,967	447,713
* SAFEWAY INC. COMMON STOCK	71,307	2,985,394
* PARTICIPANT LOANS (5.75% to 10.5% maturing 2002 to 2006)		5,450,512

TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$131,837,279

* Party-in-interest